NEDBANK GROUP

RECEIVED
2006 APR 20 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 April 2006

06012696

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

~~Nedbank Group~~ Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of the Nedbank Group Limited – issue of audited annual financial statements and confirmation of annual general meeting.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

PROCESSED
APR 21 2006
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

dlw 4/20

cc ***Jonathan K Bender, Esq***

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

PROUDLY SOUTH AFRICAN

Release Date: 2006/04/12 05:16:00 PM

Nedbank Group - Issue of Audited AFS and Confirmation of AGM

Nedbank Group Limited
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedbank Group" or "the group")

ISSUE OF AUDITED ANNUAL FINANCIAL STATEMENTS

Further to the Nedbank Group reviewed financial results for the year ended 31 December 2005, shareholders are advised that the annual financial statements will be dispatched to shareholders on 12 April 2006. The annual financial statements will also be available online on the Nedbank Group website (www.nedbankgroup.co.za) from this date.

The group has made certain adjustments to the reviewed financial results which were published on 20 February 2006. These adjustments, which have no effect on headline earnings, profit for the year or total shareholders' equity, are summarised below.

ADJUSTMENTS TO REVIEWED 2005 FINANCIAL RESULTS

1. Income statement

Interest received on trading assets and the funding thereof was duplicated within the group's average balance sheet and related interest table, as disclosed on the Nedbank Group website. Accordingly, both interest received and interest paid on banking assets and liabilities as reported in the income statement were overstated by R1 109 million. Interest received and paid within the income statement have been restated to R23 234 million and R14 705 million respectively (previously R24 343 million and R15 814 million respectively). The adjustment has no impact on net interest income, the overall net interest margin percentage or income before taxation as disclosed.

2. Cash flow statement

Indirect taxation of R223 million and cash flows from financing activities of R107 million were misstated in the abridged cash flow statement on the Taxation paid, Cash flows utilised by financing activities, and Cash generated by operating activities lines. The Taxation paid (reduced by R223 million), Cash flows utilised by financing activities (reduced by R107 million) and Cash generated by operating activities (reduced by R330 million) lines have been restated accordingly to R852 million, R303 million and R6 898 million respectively. This has no effect on the overall net increase in cash and cash equivalents of R6 839 million.

3. Commentary

Within the commentary the group referred to 41,1 million of the shares issued in terms of the black economic empowerment (BEE) transaction being currently accounted for as treasury shares. This should have been 39,8 million shares, as correctly disclosed in the Statement of changes in shareholders' equity.

The annual financial statements were audited by Nedbank Group's auditors, KPMG Inc and Deloitte & Touche. Their report is available for inspection at the company's registered office.

CONFIRMATION OF ANNUAL GENERAL MEETING

Confirmation is hereby given that the annual general meeting of shareholders of Nedbank Group will be held at the registered office of the group in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown on Thursday, 4 May 2006 at 16:00 to transact businesses as stated in the notice of the annual general meeting forming part of the annual financial statements.

Sandton
12 April 2006

For further information please contact